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Jean Bourcereau

Managing Partner at Ventech

Paris 02, Île-de-France, France

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 Invest Europe

 Ecole Polytechnique

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 500+ connections

Ventech is a VC fund manager investing in innovative ICT companies. With offices in Paris, Munich, Helsinki and Shanghai, the firm deploys capital across Europe and Mainland China.

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2,150 followers

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Experience

 **Invest Europe**
1 yr

○   **Member of the Board**
Jun 2018 – Present · 9 mos
Brussels Area, Belgium

○   **Member of the VC Council**
Mar 2018 – Present · 1 yr
Brussels, Belgium

 **Board Member**
misterb&b
Jun 2017 – Present · 1 yr 9 mos
Paris, France

misterb&b is the global leading travel platform for the LGBT community

 **Board Member**
Ogury Ltd
Mar 2014 – Present · 5 yrs
London, UK

Mobile Data Platform

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Jul 2014 – Present · 4 yrs 8 mos
Paris, France

SaaS, PaaS and IaaS access optimization solutions.

Board Member
Crocus Technology
May 2006 – Present · 12 yrs 10 mos
Santa Clara, CA

Security chips and sensors.

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Education

Ecole Polytechnique
1992 – 1995

ENST
1995 – 1997

Skills & Endorsements

Venture Capital · 99+

Endorsed by **2 of Jean's colleagues at Crocus Technology**

Start-ups · 79

Endorsed by **Louis van Proosdij and 20 others** who are highly skilled at this

Endorsed by **2 of Jean's colleagues at Crocus Technology**

Entrepreneurship · 53

Endorsed by **Louis van Proosdij and 15 others** who are highly skilled at this

Endorsed by **3 of Jean's colleagues at Ventech**

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